Exhibit 1.01

Lantronix, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of Lantronix, Inc. (the “Company,” “Lantronix,” “we,” “our,” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1. Company Overview

Lantronix designs, develops, markets and sells networking and communications products with a focus on the convergence of mobility with machine-to-machine systems. We provide solutions that enable machines, devices and sensors to be securely accessed, managed and controlled. Our solutions are designed to make it easier and more cost effective for our customers to participate in the Internet of Things market.

2. Products Overview

We provide a broad portfolio of products intended to enhance the value of electronic devices or machines. Our products are typically used by enterprise and commercial businesses, government institutions, telecommunication and utility companies, financial institutions, and individual consumers. We organize our solutions into two product lines based on how they are marketed, sold and deployed: OEM Modules and Enterprise Solutions.

OEM Modules are electronic products that serve as building blocks embedded inside modern electronic systems and equipment. Our OEM Modules product line includes wired and wireless products that are designed to enhance the value and utility of modern electronic systems and equipment by providing secure network connectivity, application hosting, protocol conversion and other functions.

Our Enterprise Solutions are electronic products that are typically connected to one or more existing pieces of electronic equipment to provide additional connectivity or functionality. Our Enterprise Solutions are designed to enhance the value and utility of machines and other devices through network connectivity, routing, switching, application hosting, remote management, telemetry, telematics, printing, protocol conversion and other functions. Enterprise Solutions includes products such as wired and wireless device servers, I/O servers, terminal servers, console servers, print servers, remote keyboard video mouse (KVM), power management and software management platforms.

We have evaluated our current product lines and determined that most of our products contain Conflict Minerals that are necessary to the functionality or production of our products.

3. Supply Chain Overview

Our manufacturing operations are primarily conducted through third-party contract manufacturers located in Asia. Our contract manufacturers, in turn, source the raw materials, components and integrated circuits used to manufacture our products from numerous sub-tier suppliers. We have six active contract manufacturers who are the direct suppliers of substantially all of our products. In addition, we have identified over 250 active indirect suppliers who supply components used in our products to our contract manufacturers.

1

Our supply chain is complex. There are multiple tiers in the supply chain between Lantronix and the mines and smelters that produce Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. As a result, we must rely upon our direct and indirect suppliers to provide information on the origin of the Conflict Minerals contained in our products, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers.

4. Conflict Minerals Compliance Process

We have implemented a reasonable country of origin inquiry process and designed due diligence measures to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”).

Reasonable Country of Origin Inquiry. Our reasonable inquiry into the source countries of Conflict Minerals found in our products (“Reasonable Country of Origin Inquiry”) was designed to provide a reasonable basis for us to determine whether we source Conflict Minerals from the Covered Countries. The methods we used to try to determine the origin of Conflict Minerals in our products included (1) soliciting survey responses from relevant direct and indirect suppliers of components of our products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”); (2) reviewing responses that we received from our direct and indirect suppliers and following up on inconsistent, incomplete, and inaccurate responses; and (3) sending reminders to suppliers who did not respond to our requests for information.

Management Systems. We have communicated our Conflict Minerals Policy, which includes a reference to the OECD Guidelines, to our suppliers and customers. This policy is publicly available on our website at www.lantronix.com/pdf/misc/Conflict-Minerals-Policy.pdf. We also have an internal team tasked with supporting supply chain due diligence. All responses from suppliers to our inquiries regarding Conflict Minerals are recorded and stored. There is also a program in place to improve the quality and number of supplier responses. Conflict Minerals compliance is included in new commercial supply contracts and written agreements. Our existing internal whistleblower policy provides a company-level grievance mechanism which covers reporting securities law compliance issues including those regarding Conflict Minerals sourcing.

Identifying and Assessing Risk in Our Supply Chain. Because of the nature of our supply chain, it is difficult for us to identify actors upstream from our suppliers. Accordingly, while we participate in industry-wide initiatives, we ultimately must rely on our suppliers to provide information on actors upstream from them. In most cases, our suppliers are themselves several steps removed from the smelters and refiners of the Conflict Minerals contained in the component parts incorporated into our products. We have a process to review supplier responses for accuracy and completeness, follow up with delinquent suppliers, and update supplier information.

Strategy for Responding to Risks. A risk management process has been adopted to evaluate our suppliers periodically with respect to a number of criteria, including compliance with our Conflict Minerals Policy. Updates to this risk management process are provided regularly to senior management. If Lantronix discovers the use of Conflict Minerals used in any material, parts or components we procure are not “DRC conflict free,” we will attempt to work with the supplier concerned to correct the situation and/or take other appropriate actions to transition to “DRC conflict free” alternatives.

Independent Third Party Audit of Supply Chain Due Diligence. We do not have direct relationships with Conflict Minerals smelters or refiners and do not perform or direct audits of these entities within our supply chain. We intend to rely on the risk management and due diligence processes of the Conflict Free Smelter (“CFS”) program, including the program’s independent third party audit process.

Report on Supply Chain Due Diligence. In accordance with the OECD Guidelines and the Rule, this Report is available on our website at www.lantronix.com/pdf/misc/Conflict-Minerals-Report-2013.pdf.

2

5. Efforts to Determine Origins of Conflict Minerals in our Products

Based on the breadth and complexity of our products and supply chain, we believe that seeking information about Conflict Minerals smelters and refiners in our supply chain from our direct and indirect suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our products.

Supplier Surveys. We conducted a survey of our direct and indirect suppliers using the Conflict Minerals Template designed by the EICC and GeSI. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

Survey Responses and Follow-up Engagement. During our Reasonable Country of Origin Inquiry and related due diligence efforts, we sent the Template to 258 direct and indirect suppliers and received responses from 100% of the suppliers surveyed. We also reviewed the responses to determine which required further engagement with our suppliers.

The large majority of the responses we have received to date provided data at the supplier company-wide level, rather than at a level directly relating to specific part numbers that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us.

As a result, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals.

6. Process Improvements

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the Conflict Minerals in our supply chain. Using our due diligence processes, we hope to further develop transparency into our supply chain. We intend to continue engaging with suppliers with the goal of increasing supplier response rates and improving the content of the supplier survey responses we receive. We further intend to work with our suppliers to encourage them to source from certified CFS smelters, when sourcing material from the Covered Countries.

3